UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-36619
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Affimed N.V.
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Im Neuenheimer Feld 582,
69120 Heidelberg,
Germany
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AFFIMED N.V.

On May 12, 2015 Affimed N.V. issued a press release announcing its 2015 annual general meeting of shareholders and made available to its shareholders certain other materials in connection with such meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, May 12, 2015.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release dated May 12, 2015

2	Invitation convening the annual general meeting of shareholders

3	English language translation of notice convening the annual general meeting of shareholders

4	Agenda including explanation

5	Powers of attorney